                                             EXHIBIT 99.1
                                             Application for
                                             Transitional Funding Order

                                  STATE OF ILLINOIS
                             ILLINOIS COMMERCE COMMISSION

ILLINOIS POWER COMPANY                            )
                                                  )
APPLICATION FOR A TRANSITIONAL FUNDING            )
ORDER PURSUANT TO ARTICLE XVIII OF THE            )    DOCKET NO. 98-
PUBLIC UTILITIES ACT AND REQUEST FOR CERTAIN      )
OTHER AUTHORIZATIONS RELATED THERETO              )
PURSUANT TO SECTIONS 7-101 AND 7-102              )
OF THE PUBLIC UTILITIES ACT                       )

               APPLICATION FOR TRANSITIONAL FUNDING ORDER AND PETITION

To the Illinois Commerce Commission:

     Illinois Power Company ("Illinois Power" or "IPC") hereby applies to the Illinois Commerce Commission for a Transitional Funding Order ("TFO") pursuant to Article XVIII of the Public Utilities Act ("PUA"), Article XVIII also being known as the Electric Utility Transitional Funding Law, 220 ILCS 5/18-101 ET SEQ. ("EUFTL"), and also requests certain authorizations related to its application for a TFO, pursuant to Section 7-101 and Section 7-102 of the PUA, 220 ILCS 5/7-101 and 7-102. Illinois Power is submitting as part of and in support of its Application and Petition ("Application") the prepared testimony and exhibits of Larry F. Altenbaumer, Robert A. Schultz, Scott A. Smith and Kevin D. Shipp, identified as IP Exhibits 1.1 through 1.3, 2.1 through 2.8, 3.1 through 3.5, and 4.1 through 4.3, respectively, and which are attached to and incorporated as an integral part of this Application and Petition. In further support of its Application, IPC states as follows:

     1. Illinois Power is an electric utility as defined in Section 16-102 of the PUA and is authorized to apply to the Commission for a TFO pursuant to
Section 18-103 of the EUTFL.

     2. Illinois Power Securitization Limited Liability Company ("IPS") will be created as a limited liability company, to be a "grantee", as that term is defined in the EUTFL, and the owner of the "Intangible Transition Property" ("ITP") to be created by the TFO. 220 ILCS 5/18-102.

     3. IPS will enter into a Trust Agreement with a financial institution experienced in providing corporate trust services to form the Illinois Power Special Purpose Trust ("Trust"). IPS will assign its right, title and interest in the ITP to be created pursuant to the requested TFO, and Trust will issue "Transitional Funding Instruments" ("TFI") authorized by the TFO to the public.

                            INTANGIBLE TRANSITION PROPERTY

     4. Illinois Power requests that the Commission establish, create and grant IPS rights in and to ITP, as defined in Section 18-102 of the EUTFL, in the total dollar amount of $1,634 million, consisting of the right to collect that amount of "Instrument Funding Charges" ("IFC"), as defined in Section 18-102 of the EUTFL, from retail customers of Illinois Power and other persons, through per-kilowatt-hour charges as in effect from time-to-time, including the right to periodic adjustments of the IFC in accordance with
Section 18-104(d) of the EUTFL. The total dollar amount of ITP requested does not exceed the amount specified in Section 18-104(a) of the EUTFL.

     5. Illinois Power requests that the Commission's TFO authorize IPS to assign its rights, title and interest in and to the ITP created by the TFO to Trust.

                              INSTRUMENT FUNDING CHARGES

     6.   Illinois Power requests that the Commission's Order herein:

          (a) Authorize and direct Illinois Power, as servicer, on behalf of IPS or its assignee, Trust, to impose and collect IFC, as defined in
     Section 18-102 of the EUTFL, from retail customers pursuant to Section 18-104 of the EUTFL in the total dollar amount of $1,634 million; and

          (b) Authorize Illinois Power to enter into a Servicing Agreement with IPS, which IPS may assign its rights and duties under to Trust, to account for and remit the IFC to IPS, or to Trust as assignee of IPS, pursuant to
     Section 18-104(f) of the EUTFL.

     7. The IFC to be collected from each class of retail customers of Illinois Power or other persons subject to IFC will be based on an allocation among such classes of retail customers of the total annual amount of IFC in accordance with percentage ratios determined by dividing the base rate revenue from each such class by Illinois Power's total base rate revenue for the 1996 calendar year, as required by Section 18-103(d)(4) of the EUTFL.
The procedure for calculation of the initial IFC to be imposed is shown in IP
Exhibit 4.2. On a cents per kilowatt-hour ("kwh") basis, the estimated IFC to be collected from retail customers of Illinois Power and other persons in order to collect the Projected Debt Service Billing Requirement for the period ending December 31, 1999, shown on Attachment 4 to IP Exhibit 2.3, are as follows based on actual 1997 kilowatt-hour sales:



     SERVICE CLASSIFICATION 1, 2         DESCRIPTION                    CENTS PER KWH
         1 MW AND ABOVE
     1.  S.C. 21, 22 and 29             Firm Service                          1.00

     2.  S.C. 24 and 26                 High Load Factor Firm Service         0.45

     3.  S.C. 30, 35, and 37            Non-Firm Service                      0.26

---------------------


     1 Including special and negotiated contracts.

     2 Unmetered Outdoor Area Lighting (S.C. 39) kwh are included in the determination of the cents per kwh charges for all classes.


BELOW 1 MW
     4.  S.C. 11 and 19                 Large Commercial                      1.32

     5.  S.C. 10, 12, 13, 14 and 15     Small Commercial                      1.64

     6.  S.C. 2 and 3                   Residential                           1.74

     7.  S.C. 41, 42 and 45             Municipal                             1.54


The actual total and per-kwh IFC applicable to each customer class in each period shall be calculated in order to recover the projected Debt Service Billing Requirement for such period, as described in IP Exhibits 2.3 and 4.3 attached to this Application. The projected Debt Service Billing Requirement for each period shall be calculated based on the principal amount of the TFI, the expected maturity date for each series, the resultant Expected Amortization Schedule, the interest rates on the TFI, required payments to fund and maintain overcollateralization reserves, servicing fees and other expenses, prior period over-collection or under-collection amounts, and projected kwh sales and deliveries to retail customers and other persons subject to IFC, uncollectibles and defaults during the succeeding period.
The actual initial IFC will be set forth in the initial Rider IFC tariff which Illinois Power will upon issuance of the initial series of TFI.

     8. (a) Illinois Power requests that the TFO state that Illinois Power, as servicer on behalf of IPS or its assignee, Trust, is authorized and directed to impose the IFC associated with each series of TFI on each retail customer of Illinois Power, class of retail customers of Illinois Power, or other person or group of persons obligated to pay any base rates, transition charges or other rates for tariffed services on or after the date that series of TFI is issued, including any customer taking a tariffed service from Illinois Power on or after that date who subsequently takes a contract service or other competitive service from IPC, and that all

                                       4

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collections in respect of such charges shall, to the extent of the authorized amount of IFC, be deemed to be proceeds of the ITP created by the TFO.

          (b) In addition, IPC states, and requests that the Commission provide in the TFO as a condition thereto, that IPC and any successor will not enter into any fully bundled competitive contracts with any retail customer or other person who is, or otherwise would be, obligated to pay IFC unless such contract provides that such customer or other person will pay to IPS or its assignees, or to IPC as servicer, as applicable, an amount each billing period equal to the amount of IFC that the customer would pay if the customer took a tariffed service or services from IPC. Illinois Power, IPS and Trust will agree that any revenues received by Illinois Power or its successor from any such fully bundled contract services customer shall, to the extent IFC would be imposed on the retail customer or other person if such customer or person were taking a tariffed service or services from IPC, be deemed to be proceeds of, and included in, the ITP and IFC. Illinois Power requests that the Commission, in the TFO, acknowledge and accept the intent of IPC, IPS and Trust that any such revenues received by Illinois Power or its successor from any such contract services shall, to the extent of the IFC deemed to be included therein, be deemed to be proceeds of, and included in, the ITP and IFC created by the TFO.

          (c) Further, Illinois Power requests that the TFO acknowledge that if any retail customer obtains electric power and energy from an alternative retail electric supplier ("ARES") or from another electric utility without taking delivery services from Illinois Power, and thereby becomes obligated to make a lump sum or other fixed payment of transition charges to Illinois Power (or its successor) pursuant to Section 16-108(h) of the PUA, 220 ILCS 5/16-108(h), or

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


if IPC (or its successor) becomes eligible to receive any similar payments, then the portion of such payments allocable to the IFC shall be promptly remitted by Illinois Power (or its successor) to IPS or its assignee, Trust, and shall be deemed to be proceeds of, and included in, the ITP and IFC.

     9. Illinois Power requests that the TFO state that where an ARES has elected to provide a single bill to customers for both the services provided by the ARES and the services provided by Illinois Power, as permitted by
Section 16-118(b) of the PUA, 220 ILCS 5/16-118(b), the ARES will be responsible to Illinois Power for collection of the IFC from such customers and remittance to Illinois Power.

     10. The IFC will be deducted and separately stated from the charges to be billed to Illinois Power's retail customers or other persons or groups of persons obligated to pay any base rates, transition charges or other rates for tariffed services from which such IFC has been deducted, pursuant to
Section 18-103(d)(3) and Section 18-104(j), and such base rates, transition charges or other rates for tariffed services will be correspondingly reduced.
 As each series of TFI is issued, Illinois Power will, in accordance with proposed Rider IFC (IP Exhibit 4.3 attached to this Application), file tariffs (or revisions to Rider IFC) deducting and separately stating the IFC relating to that series and to previously-issued series from IPC's base rates, transition charges or other rates for tariffed services. In calculating the per-kwh IFC, projected kwh sales and deliveries to retail customers and other persons subject to the IFC will be used. As contemplated by Section 18-104(j) of the EUTFL, the deduction of IFC from IPC's base rates, transition charges and other rates for tariffed services shall not be construed as a change in or otherwise require a recalculation of the authorized amounts of such rates and charges under Sections 16-102, 16-107,

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16-108 or 16-110 of the PUA, or otherwise.

     11. As required by Section 18-103(d)(5) and Section 18-111(3) of the EUTFL, the issuance of the TFI and the imposition of the IFC in accordance with the TFO will not cause IPC's base rates, transition charges or other rates for tariffed services paid by any retail customer of IPC, class of retail customers of IPC or other person or group of persons obligated to pay such rates (a) to exceed the levels then in existence, as adjusted for the rate decreases provided in Section 16-111(b) of the PUA, or (b) to increase above the levels which IPC would have been allowed to charge had it not been authorized to impose and collect IFC.

     12. Illinois Power requests that the Commission, in the TFO, in accordance with Section 18-104(d) of the EUTFL, approve a procedure for periodic adjustments to the IFC in order to reconcile the IFC collections with the amounts needed for the Expected Amortization Schedule of the TFI, interest payments, servicing fees and other expenses, any payments to a counter-party as part of a swap agreement, and the funding and maintenance of required reserves.

          (a) Illinois Power requests that the TFO authorize IPC to modify the IFC on a periodic basis, no more frequently than quarterly and no less frequently than annually, to maintain the IFC collections according to the projected Debt Service Billing Requirement, including requirements for servicing fees and other expenses, any swap fees, and required reserves, for each period. At the conclusion of each period, the IFC collections during the preceding period would be compared with the IFC that were projected to have been collected for that period. Under-collections of IFC in a given period would increase the IFC calculated to be imposed during the succeeding period, and over-collections in a given period would decrease the IFC calculated to be imposed during the succeeding period. For the succeeding period, revised IFC would be imposed, calculated to recover over the succeeding period
     (i) the projected Debt Service Billing Requirement for the succeeding period, (ii) plus or minus any amount of under-collection or over-collection, respectively, of IFC in the preceding period, (iii) plus any increased interest cost incurred or to be incurred by Trust as a result of having to delay scheduled repayments of principal on the TFI due to a shortfall in IFC collections in the preceding period.

          (b) Any revisions to IFC resulting from the adjustment procedure, and to the charges and deductions set forth in Rider IFC, would be filed with the Commission at least three business days prior to their effective date, along with a report showing the reconciliation for the preceding period and the calculations supporting the revised IFC.

          (c) Proposed Rider IFC, submitted as IP Exhibit 4.3 attached to this Application, shows the formula and procedure for IPC's proposed periodic adjustment mechanism.

          (d) Illinois Power states that at present it plans to implement the periodic adjustment mechanism on an annual basis. However, Illinois Power requests authorization to implement the periodic adjustment mechanism on a quarterly or semi-annual basis if it concludes, based on discussions with rating agencies, investors and other financial advisors, that more frequent adjustments than annual are necessary in order to obtain the highest possible ratings for the TFI.

     13.  Illinois Power requests that the TFO state:

          (a) that, notwithstanding any other provision of law, the TFO, the ITP created and established thereby, and the IFC authorized to be imposed and collected thereunder "shall not be subject to reduction, postponement, impairment or termination by any subsequent action of the Commission", as provided in Section 18-104(c) of the EUTFL, and that the Commission will not revoke, amend or otherwise change the tariffs evidencing the Trust's right to receive IFC in any manner which would defeat the legitimate expectations of the TFI holders to receive such IFC on a timely basis;

          (b) that the holders of the TFI, and the Trustee of the Trust for the benefit of the TFI holders, shall be entitled to the benefit of the pledges and agreements of the State of Illinois set forth in Section 18-105(b) of the EUTFL and that each of IPC, IPS and Trust is authorized to include such pledges and agreements in any contracts with the TFI holders, the Trustee or any assignees, pursuant to Section 18-105(b);

          (c) that to the full extent permitted by the EUTFL or other applicable law, the ITP created and established by the TFO and the right to impose and collect IFC as contemplated thereunder will constitute property rights of IPS and its assignees (including Trust) which property rights may not be limited, altered, impaired or reduced or otherwise terminated by any subsequent actions of IPC or any third party and which shall, to the full extent permitted by law, be enforceable against Illinois Power, its successors and assigns, and all other third parties (including judicial lien creditors) claiming an interest therein by or through Illinois Power or its successors or assigns; and

          (d) that as provided under Section 18-107(c) of the EUTFL, the lien of the Trust on the ITP shall (i) attached automatically to such ITP from the time of issuance of the TFI;

     (ii) be continuously perfected through a filing with the Chief Clerk of the Commission; (iii) be enforceable against IPC, IPS, the Trust, and all third parties, including judicial lien creditors; (iv) from and after the filing described in clause (ii) above, constitute a continuously perfected security interest in and lien on all then existing or thereafter arising revenues and proceeds arising with respect to the associated ITP, whether or not the electric power and energy included in the calculation of such revenues and proceeds have been provided; (v) rank prior to any other lien, including any judicial lien, which subsequently attaches to the ITP or to any other rights created by the TFO or any revenues or proceeds of the foregoing; (vi) not be defeated or adversely affected, whether or not the IFC are separately stated on the customers' bills and whether or not the IFC are collected by IPC, IPS or a third party, by changes to the TFO or to the IFC payable by any retail customer, class of retail customers or other person or group of persons obligated to pay such IFC nor by commingling of revenues arising with respect to ITP with any funds of Illinois Power or any successor, IPS or Trust; and

          (e) that any misapplication of the proceeds of issuance of the TFI by IPC shall not affect the validity of the TFI or the right of IPS or its assignee, Trust, to impose and collect the IFC.


                         ISSUANCE OF AND USE OF PROCEEDS FROM
                           TRANSITIONAL FUNDING INSTRUMENTS

     14. Illinois Power requests that the Commission's TFO authorize Trust to issue TFI, as defined in Section 18-102 of the EUTFL, to be sold to the public after August 1, 1998, in the total principal amount of $864,000,000. This amount of TFI does not exceed the amount specified in

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Section 18-103(d)(6)(A) of the EUTFL, as shown in IP Exhibits 1.1 and 1.2 attached to this Application. Illinois Power requests that the TFO provide that, in accordance with Section 18-104(g) of the EUTFL, Trust shall be afforded flexibility in establishing the terms and conditons of the TFI, including, without limiting the foregoing, repayment schedules, collateral, required debt service and other reserves, interest rates and other financing costs.

     15. Illinois Power requests that the Commission's TFO provide that the TFI authorized to be issued shall be non-recourse except as to, and will be payable solely out of the proceeds of, the following property: (a) the ITP, including all IFC collections and revenues described in paragraph 8 of this Application, (b) all rights of IPS or its assignee under the Servicing Agreement with IPC or any successor servicer of the ITP, and under any other agreements entered into by IPS or its assignee as issuer of the TFI in connection with the transaction, (c) any bank collection accounts, investment accounts or similar reserve accounts established in connection with the issuance of the TFI and all cash or investment property or other amounts on deposit therein from time to time, (d) solely with respect to TFI, if any, which bear a floating rate of interest, any interest rate hedging agreement executed solely to permit issuance of such TFI, (e) all rights to obtain adjustments to the IFC in accordance with Section 18-104(d) of the EUTFL, (f) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and (g) all payments on or under and all proceeds in respect of any or all of the foregoing (collectively, the "Note Collateral").

     16. The expected maturity date of each series of TFI will be no later than December 31, 2008, in accordance with Section 18-103(d)(2) of the EUTFL. The projected Debt Service Billing Requirement will be calculated, and should be authorized by the Commission, to provide for IFC

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collections sufficient to repay principal and interest on all series of the
TFI by December 31, 2008, plus servicing fees and other expenses, swap payments and fees, and to maintain required reserves, taking into account projected kwh sales and deliveries of electricity to retail customers and other persons subject to IFC, lags between collection and payment dates, uncollectibles and defaults. Illinois Power requests that, in accordance with Section 18-104(l) of the EUTFL, the TFO provide that if any series of TFI has not been paid in full by its expected maturity date, the right of IPS (or its assignee, Trust), through its servicer, to impose and collect IFC in connection with such series of TFI, and the obligation of IPC to continue to deduct and separately state such IFC from its base rates, transition charges and other rates for tariffed services, shall continue beyond such expected maturity date until such time as all series of TFI have been paid in full.

     17. Trust will remit the proceeds from the issuance of TFI, less amounts sufficient to cover any fees and expenses Trust is required to pay and reserves Trust is required to maintain, to IPS, as consideration for the assignment by IPS of its interest in the ITP. IPS will distribute such proceeds, less amounts sufficient to cover any fees and expenses IPS is required to pay and reserves IPS is required to maintain, to Illinois Power.

     18. Illinois Power will use the distribution it receives from IPS to refinance its debt and/ or equity in a manner that IPC reasonably demonstrates will result in an overall reduction in its cost of capital, taking into account the cost of financing, as required by Section
18-103(d)(1)(A) and as shown in IP Exhibits 3.1 - 3.5 attached to this Application, and for the other purposes listed in subsections 18-103(d)(1)(C)
- (E) of the EUTFL.

     19. In accordance with Section 18-103(d)(1)(A) of the EUTFL, at least 80% of the proceeds from issuance of the TFI will be used by Illinois Power for the purpose of refinancing its debt

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and/or equity, and no more than 20% of such proceeds will be used for the purposes listed in Section 18-103(d)(1)(C)-(E) of the EUTFL, as shown in IP Exhibits 2.1 and 2.4 attached to this Application.

     20. As required by Section 18-103(d)(1)(ii) of the EUTFL, the issuance of the TFI and the use of the proceeds to refinance Illinois Power's debt and equity will not result in the common equity component of Illinois Power's capital structure (excluding the portion of the capital structure that consists of obligations representing TFI) being reduced below the lesser of 40% and IPC's common equity percentage as of December 31, 1996, adjusted to reflect any write-off of assets or common equity implemented or required to be implemented as a result of the 1997 amendments to the PUA adopted in Public Act 90-561, as shown in IP Exhibits 2.1 and 2.7 attached to this Application.

     21. Illinois Power will use the accounting treatment for the retirement or redemption of long-term debt or preferred stock and the repurchase of common equity that is depicted on IP Exhibit 2.6 attached to this Application. The proposed accounting treatment for the repurchase of common stock is the same accounting treatment required by the Commission's order in Docket 94-0518 for repurchases of common stock by Illinois Power from its parent company. In addition, for purposes of repurchases of its common equity using proceeds of the issuance of the TFI, Illinois Power requests a waiver of the "free cash flow test" imposed by the order in Docket 94-0518 on IPC's repurchases of its common stock from its parent company.

     22. In accordance with Section 18-103(d)(1)(A) of the EUTFL, the parent company of Illinois Power will use the proceeds it receives from the repurchase by Illinois Power of its equity, or common stock, to repurchase the common stock of the parent company from the public and to pay commercially reasonable transaction costs associated with such repurchase. In accordance with Section 18-103(d)(1) of the EUTFL, no proceeds from the issuance of the TFI will be used to repay, retire or refinance any obligations incurred by any affiliate of Illinois Power, other than obligations incurred by IPS in connection with these transactions.

     23. In accordance with Section 18-104(h) and Section 18-111(4) of the EUTFL, Illinois Power (a) will file with the Commission a statement of the final terms of the issuance of any series of TFI, and a report showing the use of proceeds therefrom, within 90 days of the receipt of proceeds from such issuance, and (b) will file with the Commission a summary report showing the use of proceeds from the issuance of TFI pursuant to the TFO within 90 days following the last use of proceeds from such issuance.

                        PROVISIONS RELATING TO ILLINOIS POWER'S
                        ROLE AS SERVICER, AND OTHER AGREEMENTS

     24. Illinois Power requests that the TFO authorize Illinois Power to enter into an Administration Agreement with IPS, in the form of the agreement attached to this Application as IP Exhibit 2.8, pursuant to Section 7-101 and Section 7-102 of the PUA.

     25. Illinois Power requests that the TFO consent, pursuant to Section 7-101 of the PUA, to the performance by the First National Bank of Decatur, which is an "affiliated interest" of Illinois Power, of lockbox and similar collection and remittance functions with respect to IFC billed and collected by Illinois Power as servicer.

     26. Illinois Power requests that the TFO contain, among others, the following provisions, in order to enable IPC to perform its function as servicer and to provide for proper reporting to Trust:

          (a) Except as otherwise required by law with respect to taxes or similar governmental charges included in bills and invoices to customers, Illinois Power or any successor servicer for Trust must allocate any shortfall in revenues received from any retail customer or other person ratably based on the amount of the customer's bills and invoices constituting IFC and the amount constituting other rates, fees and charges owed to Illinois Power.

          (b) In the event of default by Illinois Power in payment to or for the benefit of IPS or its assignees (including Trust) of the IFC, the Commission, upon application by (i) the holders of the TFI and the Trustee or representatives of the holders as beneficiaries of the statutory lien permitted by Section 18-107(c) of the EUTFL, (ii) IPS or its assignees,
     (iii) Trust, or (iv) pledgees or transferees of the ITP, shall order the sequestration and payment to or for the benefit of IPS or such other party of revenues arising with respect to the ITP.

          (c) The Commission shall not approve or require any third party servicer or servicers to replace Illinois Power or any of its servicing functions without determining that approving or requiring such third party servicer to replace IPC will not cause the then-current ratings of the TFI to be withdrawn or downgraded.

          (d) Illinois Power may disconnect service to any customer who fails to pay IFC billed on behalf of Trust, in accordance with the Commission's regulations pertaining to disconnections, in the same manner as IPC may disconnect the customer for failure to pay any charge for service billed by Illinois Power.

          (e) In any instance in which a retail customer's metering is provided by an ARES and the customer's metered kwh are not otherwise available to Illinois Power, the

     ARES will be required to enter into a contract obligating the ARES to provide IPC with the customer's kwh consumption used for billing purposes for the billing period.

          (f) Illinois Power should be authorized and directed to require ARES which are billing retail customers for services provided by Illinois Power to enter into contracts (i) requiring the ARES to remit its IFC collections to Illinois Power every second business day, (ii) entitling Illinois Power, within seven days after a default by an ARES in remitting collections to Illinois Power, to assume responsibility for billing the charges for services provided by Illinois Power, and the IFC, or to switch that responsibility to a third party, and (iii) imposing such other terms with respect to credit and collection policies as may be reasonably necessary to prevent the then-current rating of the TFI from being withdrawn or downgraded.

     27. Illinois Power requests that the TFO aknowledge that in connection with the transactions described in this Application, IPC (individually, as servicer or otherwise) may (i) make representations and warranties with respect to, among other things, the validity of IPS' and its assignees' (including Trust's) title to the ITP, (ii) observe covenants for the benefit of IPS and its assignees (including Trust), (iii) indemnify IPS and its assignees (including Trust) against any breaches of such representations, warranties and covenants to protect such parties against other losses which result from actions or inactions of IPC, (iv) agree to remit to Trust, for the benefit of the TFI holders, a portion of payments which IPC receives on account of lost tariffed revenues from which future IFC would have been deducted, which portion IPC has agreed constitutes proceeds of such IFC and ITP.

     28. Illinois Power will submit a complete proposed TFO during the course of this proceeding.

     WHEREFORE, Illinois Power Company requests that the Commission issue a Transitional Funding Order in accordance with this Application and the Electric Utility Transitional Funding Law, and that the Commission grant in such order the other authorizations requested herein.

                                        Respectfully submitted,

                                        ILLINOIS POWER COMPANY

                                        by /s/ Robert A. Schultz
                                          -----------------------------
                                             Robert A. Schultz
                                             Vice President - Finance

                                             500 South 27th Street
                                             Decatur, Illinois 62521

Attorneys for Illinois Power Company:

Owen E. MacBride              Joseph L. Lakshmanan
Schiff Hardin & Waite         Illinois Power Company
7200 Sears Tower              500 South 27th Street
Chicago, Illinois 60606       Decatur, Illinois 62521
312-258-5680                  217-362-7449
312-258-5600 (fax)            217-362-7458 (fax)


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

STATE OF ILLINOIS   )
                    )    SS
COUNTY OF MACON     )

                                     VERIFICATION

     Robert A. Schultz, on oath, states that he is Vice President - Finance of Illinois Power Company, the Applicant herein; that he is authorized to make this verification on its behalf; that he has read the foregoing Application for Transitional Funding Order and Petition and is familiar with the contents thereof; and that the information set forth therein is true and correct to the best of his knowledge, information and belief.



                                                 /s/ Robert A. Schultz
                                                 ------------------------------
                                                 Robert A. Schultz



Subscribed and sworn to before me
this 24th day of June, 1998

/s/  Kimberly S. Tish
--------------------------------
       Notary Public